

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 7, 2011

Mr. Steve Buhaly
Chief Financial Officer
Triquint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124

> **Re:** **Triquint Semiconductor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-22660**

Dear Mr. Buhaly:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief